Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Three Months Ended		Year Ended		Period from March 14, 2008 to
	March 31,		December 31,		December 31,
	2011	2010	2010	2009	2008

	(Thousands of U.S. dollars, except other data)
Earnings:
(a) Pre-tax (loss)/income from continuing operations before adjustment for income or loss from equity investees	$(406)	(297)	(13,546)	(648)	1,047
(b) Fixed charges	11,886	—	14,185	—	—
(c) amortization of capitalized interest	6	—	2	—	—
(d) distributed income of equity investees	—	—	—	—	—
(e) share of pre-tax losses of equity investees for which charges arising from quarantees are included in fixed charges	—	—	—	—	—
Less:
(a) Interest capitalized	(2,993)	—	(3,534)	—	—
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total	$8,493	(297)	(2,893)	(648)	1,047

Fixed charges:
(a) Interest expensed and capitalized	11,505	—	13,667	—	—
(b) amortized premiums, discounts and capitalized expenses related to indebtedness	381	—	518	—	—
(c) an estimate of the interest within rental expense	—	—	—	—	—
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total	$11,886	—	14,185	—	—

Earnings to fixed charges	(A )	N/A	(A )	N/A	N/A

(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees necessary to generate a ratio of earnings to fixed charges of 1.00	$3,393	—	$17,078	—	—